UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________

SCHEDULE TO
(Amendment No. 2)

TENDER OFFER STATEMENT
UNDER

SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
_______________________

EPOLIN, INC.

(Name of Subject Company)

POLYMATHES HOLDINGS I LLC

POLYMATHES ACQUISITION I INC.

(Name of Filing Persons (Offerors))

Common Stock, no par value
(Title of Class of Securities)

294276100
(CUSIP Number of Class of Securities)

_______________________

William J. Golden
Managing Member
Polymathes Holdings I LLC
20 Nassau Street Suite M
Princeton, New Jersey 08542
(609) 945-1690
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copy To:

Nassau Legal Advisory
177 Nassau Street
Princeton, New Jersey 08542

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,720,600	$312.00

*           Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value was calculated by multiplying $0.22, which is the purchase price in the Offer, by the number of outstanding shares of Common Stock (the “Shares”) of Epolin, Inc. (“Epolin, Inc.”) as of May 8, 2012 which consists of 12,366,355 Shares.

**         The amount of the filing fee is calculated with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided for by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$312.00

Form or Registration No:	Schedule TO-T

Filing Party:	Polymathes Acquisition I Inc.

Date Filed:	May 8, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
☐	Check the following box if the filing is a final amendment reporting the results of the tender offer

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this Amendment), filed with the Securities and Exchange Commission on June 19, 2012, amends and supplements the Tender Offer Statement on Schedule TO originally filed on May 8, 2012, as amended (the Schedule TO), and relates to a tender offer by Polymathes Acquisition I Inc., a New Jersey corporation (the Offeror) and a wholly owned subsidiary of Polymathes Holdings I LLC, a New Jersey limited liability company (Parent), to purchase all of the outstanding shares of Common Stock, no par value, of Epolin, Inc., a New Jersey corporation (the Company), at a purchase price of $0.22 per Share, paid to the seller in cash, without interest thereon, less any applicable withholding taxes, and subject to the conditions set forth in the Offer to Purchase dated May 8, 2012 (the Offer to Purchase) and in the related Letter of Transmittal (the Letter of Transmittal which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the Offer). This Schedule TO is being filed on behalf of the Offeror and Parent.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated by reference in Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 11.  Additional Information

Item 11 of this Schedule TO are hereby amended and supplemented by adding the following:

“Expiration of the Offer”

The Offer expired at 5:00 PM, New York City time, on June 12, 2012.  The Depositary for the Offer has advised the Parent and the Offeror that as of 5:00 PM, New York City time, on the Expiration Date, 10,239,351 Shares had been validly tendered and not withdrawn prior to the expiration of the Offer (which includes 14,500 Shares tendered pursuant to notices of guaranteed delivery) which represents approximately 82.2% of all outstanding Shares on a fully diluted basis.  The Offeror has accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn in the Offer.

Following the completion of the Offer, Parent intends, subject to applicable legal requirements, to become the owner of 100% of the equity interests of the Company by completing a merger of Offeror and Company by means of a long-form merger pursuant to which each Share that is not tendered and accepted in the Offer would be cancelled and converted into the right to receive cash in an amount equal to the Offer Price.

Pursuant to the terms of the Merger Agreement, the Offeror has elected to not exercise its option to purchase directly from the Company an additional number of Shares pursuant to the Top-Up Option.

Item 12.  Exhibits.

(a)(1)(A)	Offer to Purchase for Cash, dated May 8, 2012*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(2)	None

(a)(3)	None

(a)(4)	None

(a)(5)(A)	Summary Advertisement to be published in Investor’s Business Daily on May 11, 2012*

(b)	Commitment Letter dated February 17, 2012 (unredacted)*

(d)(1)	Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Epolin, Inc. with the Securities and Exchange Commission on March 16, 2012)

(d)(2)	Tender and Voting Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Epolin, Inc. with the Securities and Exchange Commission on March 16, 2012)

(d)(3)	Tender and Voting Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Epolin, Inc. with the Securities and Exchange Commission on March 16, 2012)

(g)	None

(h)	None

*       Previously filed.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Polymathes Holdings I LLC

Dated: June 19, 2012	By:	/s/ William J. Golden
William J. Golden
Managing Member

Polymathes Acquisition I Inc.

	By:	/s/ John Wachter
John Wachter
President